SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    _________

                                  SCHEDULE 13D

                                 (Rule 13d-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (Amendment No. 2)(1)

                         MOUNTAIN PROVINCE MINING, INC.
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                                (Name of Issuer)

                      Common Stock, No Par Value Per Share
------------------------------------------------------------------------------

                         (Title of Class of Securities)
                                    62426E105
     -------------------------------------------------------------------------

                                 (CUSIP Number)

                                 Judy K. Mencher
                           DDJ Capital Management, LLC
                           141 Linden Street, Suite 4
                               Wellesley, MA 02181
------------------------------------------------------------------------------

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                February 18, 1997
     -----------------------------------------------------------------------

             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 13 Pages)


--------
     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 62426E105                                         Page 2 of 13 Pages
--------------------                                        ------------------

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             DDJ Capital Management, LLC
             04-3300754
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                          SEE ITEM #5                  (b) |_|

     3       SEC USE ONLY

     4       SOURCE OF FUNDS*
                      WC

     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(d) or 2(e)
                                                                           |_|
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      COMMONWEALTH OF MASSACHUSETTS

       NUMBER OF           7     SOLE VOTING POWER

        SHARES                   3,126,400

     BENEFICIALLY          8     SHARED VOTING POWER

       OWNED BY            9     SOLE DISPOSITIVE POWER

         EACH                    3,126,400

       REPORTING          10     SHARED DISPOSITIVE POWER

      PERSON WITH

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      3,126,400

    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                               |_|


    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      14.45%

    14       TYPE OF REPORTING PERSON *

                       00



                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 62426E105                                         Page 3 of 13 Pages
--------------------                                        ------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             DDJ Overseas Corp.
             98-0151108
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                          SEE ITEM #5                  (b) |_|

     3       SEC USE ONLY

     4       SOURCE OF FUNDS*
                      WC

     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(d) or 2(e)
                                                                           |_|
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      CAYMAN ISLANDS

       NUMBER OF           7     SOLE VOTING POWER

        SHARES                   2,324,850

     BENEFICIALLY          8     SHARED VOTING POWER

       OWNED BY            9     SOLE DISPOSITIVE POWER

         EACH                    2,324,850

       REPORTING          10     SHARED DISPOSITIVE POWER

      PERSON WITH

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      2,324,850

    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                               |_|


    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      10.74%

    14       TYPE OF REPORTING PERSON *

                       CO


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 62426E105                                        Page 4 of 13 Pages
--------------------                                       ------------------

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             The Galileo Fund, L.P.
             04-3258283
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                          SEE ITEM #5                  (b) |_|

     3       SEC USE ONLY

     4       SOURCE OF FUNDS*
                      WC

     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(d) or 2(e)
                                                                           |_|
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

       NUMBER OF           7     SOLE VOTING POWER

        SHARES                   93,250

     BENEFICIALLY          8     SHARED VOTING POWER

       OWNED BY            9     SOLE DISPOSITIVE POWER

         EACH                    93,250

       REPORTING          10     SHARED DISPOSITIVE POWER

      PERSON WITH

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      93,250

    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                               |_|


    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       .43%

    14       TYPE OF REPORTING PERSON *

                       PN


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 62426E105                                         Page 5 of 13 Pages
--------------------                                        ------------------

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             DDJ Galileo, LLC
             04-3304422
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                          SEE ITEM #5                  (b) |_|

     3       SEC USE ONLY

     4       SOURCE OF FUNDS*
                      WC

     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(d) or 2(e)
                                                                           |_|
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      COMMONWEALTH OF MASSACHUSETTS

       NUMBER OF           7     SOLE VOTING POWER

        SHARES                   2,418,100

     BENEFICIALLY          8     SHARED VOTING POWER

       OWNED BY            9     SOLE DISPOSITIVE POWER

         EACH                    2,418,100

       REPORTING          10     SHARED DISPOSITIVE POWER

      PERSON WITH

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      2,418,100

    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                               |_|


    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      11.17%

    14       TYPE OF REPORTING PERSON *

                      00



                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 62462E105                                        Page 6 of 13 Pages
--------------------                                       ------------------

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             The Copernicus Fund, L.P.
             04-3193825
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                          SEE ITEM #5                  (b) |_|

     3       SEC USE ONLY

     4       SOURCE OF FUNDS*
                      WC

     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(d) or 2(e)
                                                                           |_|
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      COMMONWEALTH OF MASSACHUSETTS

       NUMBER OF           7     SOLE VOTING POWER

        SHARES                   547,720

     BENEFICIALLY          8     SHARED VOTING POWER

       OWNED BY            9     SOLE DISPOSITIVE POWER

         EACH                    547,720

       REPORTING          10     SHARED DISPOSITIVE POWER

      PERSON WITH

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      547,720

    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                               |_|


    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      2.53%

    14       TYPE OF REPORTING PERSON *

                      PN



                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 62462E105                                         Page 7 of 13 Pages
--------------------                                        ------------------

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             DDJ Copernicus, LLC
             04-3304417
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                          SEE ITEM #5                  (b) |_|

     3       SEC USE ONLY

     4       SOURCE OF FUNDS*
                      WC

     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(d) or 2(e)
                                                                           |_|
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      COMMONWEALTH OF MASSACHUSETTS

       NUMBER OF           7     SOLE VOTING POWER

        SHARES                   547,720

     BENEFICIALLY          8     SHARED VOTING POWER

       OWNED BY            9     SOLE DISPOSITIVE POWER

         EACH                    547,720

       REPORTING          10     SHARED DISPOSITIVE POWER

      PERSON WITH

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      547,720

    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                               |_|


    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      2.53%

    14       TYPE OF REPORTING PERSON *

                      00


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 62462E105                                         Page 8 of 13 Pages
--------------------                                       -------------------

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Kepler Overseas Corp.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                          SEE ITEM #5                  (b) |_|

     3       SEC USE ONLY

     4       SOURCE OF FUNDS*
                      WC

     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(d) or 2(e)
                                                                           |_|
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Cayman Islands

       NUMBER OF           7     SOLE VOTING POWER

        SHARES                   80,290

     BENEFICIALLY          8     SHARED VOTING POWER

       OWNED BY            9     SOLE DISPOSITIVE POWER

         EACH                    80,290

       REPORTING          10     SHARED DISPOSITIVE POWER

      PERSON WITH

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                            80,290

    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                               |_|


    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       0.37%

    14       TYPE OF REPORTING PERSON *

                       CO


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 62462E105                                        Page 9 of 13 Pages
-------------------                                        -------------------

     This Amendment No. 2 to Schedule 13D ("Amendment No. 2") should be read in conjunction with the Schedule 13D (the "Schedule 13D"), dated April 8, 1996 and Amendment No. 1, dated January 2, 1997, and filed with the Securities and Exchange Commission by DDJ Capital Management, LLC., a Massachusetts limited liability company ("DDJ"), and certain affiliates relating to the common stock, no par value (the "Common Stock" or the "Shares"), of Mountain Province Mining, Inc. (the "Issuer" or the "Company"). This Amendment No. 2 amends the Schedule 13D and Amendment No. 1 only with respect to those items listed below. All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto on the Schedule 13D or Amendment No. 1.

     The filing of this Amendment No. 2 is not, and should not be deemed to be, an admission that the Schedule 13D or any Amendment thereto is required to be filed.

                                  SCHEDULE 13D

CUSIP No. 62462E105                                        Page 10 of 13 Pages
-------------------                                        -------------------

Item 3.  Source and Amount of Funds or Other Consideration.

          Paragraph 1 is deleted in its entirety and amended as set forth below.

          The Funds and Advisory Account which own or owned Shares purchased in the aggregate 3,126,400 shares for cash in the amount of approximately $14,134,991.49 including brokerage commissions. All of the 547,720 Shares of common stock now owned by The Copernicus Fund, L.P. were purchased for cash or on margin pursuant to a typical customer margin agreement with Goldman Sachs & Co.; and all of the 2,324,850 Shares now owned by DDJ Overseas Corp. were purchased for cash or on margin pursuant to a typical customer margin agreement with Goldman Sachs & Co.; all of the 93,250 Shares now owned by The Galileo Fund, L.P., were purchased for cash, all of the 80,290 Shares now owned by Kepler Overseas Corporation were purchased for cash or on margin pursuant to a typical customer margin agreement with Goldman Sachs & Co. and all of the 80,290 shares now owned by the Advisory Account were purchased for cash or on margin pursuant to a typical customer margin agreement with Goldman Sachs & Co.

Item 5.  Interest in Securities of Issuer.

         Item 5 is deleted in its entirety and amended as set forth below.

         (a) DDJ Overseas Corp. owns, and DDJ Galileo, LLC and DDJ beneficially own as majority shareholder and investment manager, respectively, of DDJ

                                  SCHEDULE 13D

CUSIP No. 62462E105                                        Page 11 of 13 Pages
-------------------                                        -------------------


Overseas Corp., 2,324,850 Shares, including 150,000 Warrants to purchase common stock,* or approximately 10.74% of the outstanding Shares of the Company. The Copernicus Fund, L.P. owns, and DDJ Copernicus, LLC and DDJ beneficially own, as general partner and investment manager, respectively, of The Copernicus Fund, L.P., 547,720 Shares, or approximately 2.53% of the outstanding Shares of the Company. The Galileo Fund, L.P. owns, and DDJ Galileo, LLC and DDJ beneficially own as the general partner and investment manager, respectively, of The Galileo Fund, L.P., 93,250 Shares or approximately .43% of the Company. Kepler Overseas Corp. owns, and DDJ, as investment manager for Kepler Overseas Corp. beneficially owns, 80,290 Shares or approximately .37% of the Company. DDJ, as investment manager to the Funds and the Advisory Account may be deemed to beneficially own 3,126,400 Shares, or approximately 14.45% of the outstanding Shares of the Company. Daniel G. Harmetz, a Member of DDJ, DDJ Galileo, LLC, and DDJ Copernicus, LLC, beneficially owns 75,000 Shares representing 0.35% of the outstanding shares of the Company. He has sole power to vote and to dispose of such Shares. Neither DDJ nor any of the DDJ Affiliates and, to the best knowledge of DDJ and the DDJ Affiliates, with the exception of Mr. Harmetz, none of the persons named in Schedule A, beneficially own any other Shares.

          (b) Each of the aforementioned entities has sole power to vote and to dispose of the Shares so indicated.

          (c) During the period from January 8, 1996, to the date hereof, the Funds and Advisory Account have purchased 227,500 Shares. Except as set forth on the attached Schedule-B, or Schedule B to the Schedule 13D or Amendment No. 1, none of the DDJ Affiliates, and, to the best knowledge of the DDJ Affiliates, none of the persons named in Schedule A hereto have effected any transaction in the Shares during the past sixty days.


----------------
*Each Warrant entitles the holder to purchase one share of common stock at a price of $5.75 per share until December 31, 1997.

                                  SCHEDULE 13D

CUSIP No. 62462E105                                       Page 12 of 13 Pages
-------------------                                       -------------------


                                    Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DDJ CAPITAL MANAGEMENT, LLC


BY:   /s/ Judy K. Mencher
      ______________________________
      Judy K. Mencher
      Member



Date: February 27, 1997
      ______________________________

                                  SCHEDULE 13D

CUSIP No. 62462E105                                       Page 13 of 13 Pages
-------------------                                       -------------------

                                   SCHEDULE B
                                   ----------

Mountain Province Mining, Inc.
------------------------------

          Set forth below is an itemization of all purchases and sales of Shares since January 8, 1997. The transactions were made for cash in open market transactions.


               TYPE - PURCHASE                                   AGGREGATE
  DATE            OR SALE                  SHARES                  PRICE
------------------------------------------------------------------------------


 1/8/97         Purchase                    19,700              $ 59,572.80
1/10/97         Purchase                    10,000              $ 32,170.00
1/15/97         Purchase                     7,800              $ 25,209.60
1/16/97         Purchase                    10,000              $ 32,370.00
1/17/97         Purchase                     8,200              $ 27,445.40
1/23/97         Purchase                    30,000              $105,500.00
1/27/97         Purchase                    29,300              $ 99,529.00
1/28/97         Purchase                    29,600              $100,196.01
1/30/97         Purchase                    15,900              $ 55,332.00
1/31/97         Purchase                    24,000              $ 83,520.00
 2/7/97         Purchase                    10,000              $ 34,350.00
2/12/97         Purchase                    13,000              $ 45,320.00
2/18/97         Purchase                    20,000              $ 67,660.00